Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of G-III Apparel Group Ltd. for the registration of $400,000,000 of Common Stock, Preferred Stock, Debt Securities, Warrants and Rights and to the incorporation by reference therein of our reports dated April 11, 2012, with respect to the consolidated financial statements and schedule of G-III Apparel Group Ltd., and the effectiveness of internal control over financial reporting of G-III Apparel Group Ltd., included in its Annual Report (Form 10-K) for the year ended January 31, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

November 1, 2012